EXHIBIT 99.2

                           INFINITY INVESTORS LIMITED
                               38 HERTFORD STREET
                             LONDON, ENGLAND W1Y 7TG

                                  May 15, 1998


VIA FACSIMILE (510) 734-0997

Yes! Entertainment, Inc.
Chief Financial Officer
3875 Hopyard Road, Suite 375
Pleasonton, California  94588

Dear Sir:

         In my letter to you dated April 30, 1998 (the "April Letter"), I described in detail how Yes! Entertainment, Inc. (the "Company") is currently in default of various provisions of the 5% Convertible Debentures (the "Debentures") Due April 30, 2002 in the principal amount of $1,717,481.83 and $190,831.72, respectively, issued to Infinity Investors Limited ("Infinity") and Fairway Capital Limited ("Fairway") and the Certificate of Designation of the Series B Preferred Stock of the Company (the "Series B Designation"), filed with the Delaware Secretary of State on July 22, 1997, authorizing the issuance of a series of up to 540,000 shares of Series B Convertible Preferred Stock of the Company, par value $.001 per share (the "Series B Shares"), of which 343,252 shares were issued to Infinity and 38,061 shares were issued to Fairway on July 22, 1997. The aforementioned defaults are a result of the Company's failure to deliver stock certificates to Infinity within three trading days after the Company received conversion notices on each of April 6, 1998, April 7, 1998, April 8, 1998, April 9, 1998, April 13, 1998 and April 20, 1998.

         I further stated in the April Letter that the Company's failure to cure the defaults described therein in five business days would result in Infinity exercising its right to (1) declare immediately due and payable the full outstanding principal amount of the Debentures, together with all accrued but unpaid interest thereon and other amounts owing thereunder; (2) force the Company to redeem the Series B Shares at the Redemption Price (as defined in the Series B Designation) as well as pay all accrued but unpaid dividends in cash; and (3) take any actions that may be necessary (including without limitation, the initiation of legal proceedings) to collect all other amounts owed Infinity.

         Because the Company has failed to cure the defaults outlined in the April Letter by refusing to deliver the shares certificates relating to the aforementioned conversion notices, Infinity hereby (1) declares the full outstanding principal amount of the Debentures, together with all accrued but unpaid interest thereon and other amounts owing thereunder, as being immediately due and payable, and (2) requests that the Company redeem the Series B Shares at the Redemption Price (as defined in the Series B Designation) as well as pay all accrued but unpaid dividends on the Series B Shares in cash.

         Infinity, by delivering this letter to the Company, is not waiving any rights Infinity has to declare any further defaults or Events of Default under the aforementioned agreements and is in no way limiting any remedies available to Infinity under such agreements.





                           [Signature Page to Follow]

         Should you have any questions regarding this letter, please feel free to call Stuart Chasanoff of HW Partners, L.P. (214) 720-1608, or Shawn Wells, also of HW Partners, L.P. at (214) 720-1698.


INFINITY INVESTORS LIMITED


By:    HW PARTNERS, L.P., adviser

By:    HW FINANCE, L.L.C., its General Partner


By:    __________________________________________
Name:  __________________________________________
Title: __________________________________________



SJC/jlw
Enclosures

cc:      Vic Zanetti, Esq.
         Elizabeth Yingling, Esq.